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                                                                      Exhibit 2





                      SIGHT RESOURCE BOARD OF DIRECTORS
                        APPROVES SHAREHOLDER RIGHTS PLAN



Burlington, Mass. -- May 2, 1997 -- Sight Resource Corporation (NASDAQ symbol: VISN), a leading provider of primary eye care services and managed primary eye care programs, announced today that its Board of Directors has adopted a shareholder rights plan. In adopting the plan, the Company stated that it was not doing so in response to any known effort to acquire the Company but that the plan is designed to assure that all Sight Resource shareholders will receive fair and equal treatment in the event of any unsolicited attempt to acquire the Company.

The plan was implemented by declaring a dividend distribution of one preferred share purchase right for each outstanding share of Sight Resource's common stock. The dividend will be distributed to shareholders of record on May 15, 1997 and will be payable as of the close of business on that date. The rights will expire on May 15, 2007 unless redeemed prior to that date. The distribution of the preferred share purchase rights is not taxable to the Company's shareholders.

Each right will entitle registered holders of the Company's common stock to purchase one one-thousandth of a share of a new series of junior participating preferred stock. The rights will be exercisable only if a person or group (i) acquires 15% or more of the Company's common stock, or (ii) announces a tender offer the consummation of which would result in ownership by that person or group of 15% or more of the common stock. Once exercisable, and in some circumstances if certain additional conditions are met, the rights plan allows Sight Resource shareholders (other than the acquiror) to purchase common stock in Sight Resource or in the acquiror at a substantial discount.

Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. A detailed description of the rights plan will be mailed to shareholders at the time of the distribution.


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Sight Resource Corporation provides a complete range of primary eye care products and services through its 72 primary eye care centers, 10 laser vision correction centers and integrated networks of opticians, optometrists and ophthalmologists.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements contained in this news release which are not historical fact are forward-looking statements based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and additional factors affecting the Company's business are discribed in the Company's Form 10-K for the fiscal year ended December 31, 1996 filed with the Securities and Exchange Commission.


        CONTACT: Sight Resource
                 Nils Bonde-Henriksen, 617/229-1100




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